UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

MONEYGRAM INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y109

 (CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
203-542-4200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2011

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. 60935Y109
1		NAMES OF REPORTING PERSONS
Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,604,302
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,604,302
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,604,302
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.1% (1)(2)
14		TYPE OF REPORTING PERSON
IA, PN
*See Item 5.

1
This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock into which the applicable affiliate(s) of Silver Point Capital, L.P. could convert, and the denominator of 513,750,695 (which is calculated by adding the number of outstanding shares of Common Stock as of March 1, 2011, 83,620,522, plus the total number of shares of Common Stock into which all shares of Series B Stock and Series B-1 Stock (each as defined herein) could convert within 60 days from the date hereof, giving effect to the accrual of dividends from March 25, 2008 through the end of the last quarterly dividend period completed prior to the date hereof (December 21, 2010), which is 430,130,173.  See Item 5.  If only the applicable affiliates of Silver Point Capital, L.P. were to convert, they would own 6.3% of the Common Stock of the Company assuming a denominator of 89,224,824, which includes the number of outstanding shares of Common Stock as of March 1, 2011 plus the total number of shares of Common Stock into which shares of Series B Stock held by affiliates of Silver Point Capital, L.P. could convert.

2	Pursuant to the terms of the Series B Certificate, the holders of Series B Stock are entitled to a number of votes per share of Series B Stock equal to the product of (x) a fraction, the numerator of which is the sum of the number of shares outstanding as of the end of the Accrual Period (or other applicable date, as the case may be) of (A) Series B Stock and (B) Series B-1 Stock, and the denominator of which is the number of shares of Series B Stock as of the end of the Accrual Period, and (y) the number of votes to which shares of Common Stock issuable upon conversion of each share of Series B Stock would have been entitled if such shares of Common Stock were outstanding as of the end of the Accrual Period. Thus, the voting power of the holders of Series B Stock (including the Reporting Persons) would be 430,130,173 votes or 83.7% of the combined voting power of the Series B Stock and Common Stock voting together as a single class. This Schedule 13D reflects the accrual of dividends, in accordance with the Series B Certificate and the Series B-1 Certificate, from March 25, 2008 through the end of the Accrual Period. See Items 4 and 5.

SCHEDULE 13D

CUSIP NO. 60935Y109
1		NAMES OF REPORTING PERSONS
Silver Point Capital Management, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,604,302
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,604,302
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,604,302
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.1% (1)(2)
14		TYPE OF REPORTING PERSON
OO
*See Item 5.

SCHEDULE 13D

CUSIP NO. 60935Y109
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,604,302
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,604,302
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,604,302
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.1% (1)(2)
14		TYPE OF REPORTING PERSON
IN
*See Item 5.

SCHEDULE 13D

CUSIP NO. 60935Y109
1		NAMES OF REPORTING PERSONS
Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
5,604,302
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 5,604,302
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,604,302
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11) (SEE ITEM 5)
1.1% (1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
*See Item 5.

    This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 4, 2008 (the “Original Schedule 13D” and, as amended by this Amendment No. 1, the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Original Schedule 13D.

Item 1.  Security and Issuer

   Item 1 of the Schedule 13D is hereby amended by deleting the second sentence of the first paragraph thereof and replacing it with the following:

    The principal executive offices and mailing address of the Issuer is 2828 N. Harwood Street, 15th Floor Dallas, Texas.

Item 2.  Identity and Background

    Item 2(a) of the Schedule 13D is hereby amended by adding the following paragraphs as new paragraphs 1, 2 and 3:

    This Amendment No. 1 is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Silver Point Capital Management, LLC, a Delaware limited liability company ("Management"), Mr. Edward A. Mulé and Mr. Robert J. O'Shea with respect to the ownership by Silver Point Capital Fund, L.P., a Delaware limited partnership (the "Silver Point Fund") and Silver Point Capital Offshore Fund, Ltd., a Cayman Islands company (the "Silver Point Offshore Fund"), of the Series B Stock of the Issuer that is convertible into Common Stock, which shares of Series B Stock are held by SPCP Group, LLC, a Delaware limited liability company and a wholly owned subsidiary of Silver Point Fund and Silver Point Offshore Fund (“SPCP”).3

    On December 2, 2009, Silver Point Fund, Silver Point Offshore Fund, SPCP, the THL Investors and, with respect to the 2009 SHA Joinder (defined below), the GS Investors, entered into agreements in connection with the transfer of 10,000 shares of Series B Stock from Silver Point Fund and Silver Point Offshore Fund to SPCP, including (i) a letter agreement effecting such transfer of Series B Stock attached as Exhibit 7.16 to the Schedule 13D/A filed by the THL Investors on March 9, 2011 (the “THL 13D/A”) and incorporated herein by reference (the “2009 Letter Agreement”), (ii) a joinder agreement to the Amended and Restated Shareholders’ Agreement (a copy of which was filed as Exhibit 7.02 to the Schedule 13D filed by the THL Investors on April 4, 2008 (the “THL 13D”)) attached as Exhibit 7.17 to the THL 13D/A and incorporated herein by reference (the “2009 SHA Joinder”) and (iii) a letter agreement transferring the rights of Silver Point Capital Fund and Silver Point Offshore Fund under the Registration Rights Agreement (a copy of which was filed as Exhibit 7.03 to the THL 13D) to SPCP attached as Exhibit 7.18 to the THL 13D/A and incorporated herein by reference (the “2009 RRA Letter Agreement” and, together with the 2009 Letter Agreement and the 2009 SHA Joinder, the “2009 Transfer Agreements”).  The descriptions of the 2009 Transfer Agreements in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to such agreements which are included as exhibits as discussed above and incorporated by reference herein.

    Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, dated March 9, 2011, a copy of which is filed with this Amendment No. 1 as Exhibit 7.01, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

3 Silver Point is the investment manager of the Silver Point Fund and the Silver Point Offshore Fund and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock issuable upon the conversion of Series B Stock beneficially owned by the Silver Point Fund and the Silver Point Offshore Fund. Management is the general partner of Silver Point and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock issuable upon the conversion of Series B Stock beneficially owned by the Silver Point Fund and the Silver Point Offshore Fund. Mr. Edward A. Mulé and Mr. Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to be the beneficial owners of the shares of Common Stock issuable upon the conversion of Series B Stock beneficially owned by the Silver Point Fund and Silver Point Offshore Fund. Silver Point, Management and Messrs. Mule and O'Shea are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 4.  Purpose of Transaction

    Item 4 of the Schedule 13D is hereby amended by adding the following immediately prior to the last paragraph thereof:

    On March 7, 2011, the Company and the Investors entered into a recapitalization agreement (the “Recapitalization Agreement”), which is attached as Exhibit 7.15 to the THL 13D/A and incorporated herein by reference.  Pursuant to the Recapitalization Agreement, subject to the terms and conditions therein, (i) the holders of Series B Stock (including SPCP) will convert all of the shares of Series B Stock into Common Stock in accordance with the Series B Certificate, (ii) the GS Investors will convert all of the shares of Series B-1 Stock into Series D Stock in accordance with the Series B-1 Certificate, (iii) the Series D Certificate will be amended, (iv) the dividends on the Series B Stock and Series B-1 Stock  that become payable with respect to the days from the end of the immediately preceding quarterly period for which dividends were accrued through and including the closing of the transactions contemplated by the Recapitalization Agreement (the “Closing Date”) will be paid in cash at a rate of 12.5%, and (v) as an inducement to the Investors to effect such conversions in accordance with the Series B Certificate and the Series B-1 Certificate and to forego the rights to liquidation preferences and future dividends provided for in the Series B Certificate and the Series B-1 Certificate, as applicable, the Company will pay the Investors additional consideration in the form of cash and issue to the Investors additional shares of Common Stock or Series D Preferred Stock (such additional shares, the “Additional Shares”), as applicable (collectively, the “Recapitalization”).  The Recapitalization Agreement and the Recapitalization did or may result in one or more of the actions specified in clauses (a) – (j) of Item 4 of Schedule 13D, including without limitation a change to the capitalization or dividend policy of the Company.

    As set forth in the Recapitalization Agreement, the consummation of the transactions contemplated by the Recapitalization Agreement is subject to the satisfaction (or waiver by the Company or the GS Investors and the holders of 97% of the Series B Stock, as applicable) of certain conditions, including without limitation, (i) the accuracy of representations and warranties of the Company and the Investors, respectively, as of the Closing Date, (ii) the Company’s and the Investors’ respective performance and compliance in all material respects with all agreements, covenants and conditions contained in the Recapitalization Agreement required to be performed or complied with by the Company and the Investors, respectively, (iii) the absence of any order, decree or ruling issued by, or action commenced before, a governmental authority that could reasonably be expected to prevent or result in substantial damages with respect to, the consummation of the transactions contemplated by the Recapitalization Agreement, (iv) receipt of all required governmental approvals, including any regulatory approvals and necessary third party consents, (v) each other Investor shall have consummated, or will consummate, the actions required to consummate the transactions contemplated by the Recapitalization Agreement such that at least 97% of the Series B Stock and 100% of the Series B-1 Stock will be converted on the Closing Date, (vi) the absence of any event, development, circumstance or occurrence since the execution of the Recapitalization Agreement that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole and (vii) receipt by the Company of financing on terms no less favorable to the Company than those set forth in the Recapitalization Agreement and reasonable acceptable to Equity Fund and the GS Investors.

    The consummation of the transaction contemplated by the Recapitalization Agreement is further subject to the satisfaction (or waiver by the Company or the GS Investors and the holders of 100% of the Series B Stock, as applicable) of the following conditions (i) the absence of any order, decree or ruling issued by, or action commenced before, a governmental authority prohibiting the consummation of the transactions contemplated by the Recapitalization Agreement, (ii)  receipt of (A) approval of the holders of a majority of all outstanding voting stock of the Company, voting as a single class, present in person or by proxy at a meeting of the stockholders of the Company (the “Stockholder Meeting”) and (B) approval of the holders of a majority of all outstanding voting stock of the Company (excluding any stock held by the Investors) at the Stockholder Meeting, (iii) the shares of Common Stock issued pursuant to the Recapitalization Agreement, including the shares of Common Stock issuable upon conversion of the Series D Stock (the “Recapitalization Shares”), being duly listed and admitted and authorized for trading, subject to official notice of issuance, on the New York Stock Exchange and (iv) the Company having filed a pre-effective amendment to its registration statement (the “Registration Statement”) on Form S-3 to include the Recapitalization Shares in the Registration Statement.

    In the event the Closing Date is on June 24, 2011, pursuant to the Recapitalization Agreement, SPCP will receive 5,786,634 shares of Common Stock as a result of the conversion of its shares of Series B Stock and an additional 568,947 shares of Common Stock and $2,844,733.98 in cash as an inducement to SPCP to effect the transactions contemplated by the Recapitalization Agreement and to forgo the rights to liquidation preferences and future dividends provided for in the Series B Certificate, and 12.5% cash dividends payable with respect to the Series B Stock held by SPCP for the quarterly dividend period including the Closing Date.  In the event the Closing Date is after June 24, 2011 but on or before September 23, 2011, pursuant to the Recapitalization Agreement, SPCP will receive 5,964,502 shares of Common Stock as a result of the conversion of its shares of Series B Stock and an additional 568,947 shares of Common Stock and $2,844,733.98 in cash as an inducement to the Reporting Persons to effect the transactions contemplated by the Recapitalization Agreement and to forgo the rights to liquidation preferences and future dividends provided for in the Series B Certificate, and 12.5% cash dividends payable with respect to the Series B Stock held by SPCP for the quarterly dividend period including the Closing Date.

    The description of the Recapitalization Agreement in this Schedule 13D does not purport to be complete, and is qualified in its entirety by reference to such Recapitalization Agreement, which is included as Exhibit 7.15 to the THL 13D/A and incorporated by reference herein.

    Except as described herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Company

Item 5 (a) – (b) is hereby amended and restated in its entirety with the following:

(a)

The responses to Item 2 are hereby incorporated by reference.

Based on information provided by the Company, as of March 1, 2011 there were 83,620,522 shares of Common Stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to own 10,000 shares of Series B Stock which, subject to certain limitations, are convertible into 5,604,302 shares of Common Stock as of December 21, 2010, representing in the aggregate approximately 1.1% of the outstanding Common Stock assuming conversion of all outstanding Series B Stock and Series B-1 Stock into shares of Common Stock.  Assuming only conversion of the shares of Series B Stock held by the Reporting Persons, the amount of shares of Common Stock beneficially owned by the Reporting Persons represents approximately 6.3% of the outstanding Common Stock.  The number of shares of Common Stock of each Reporting Person set forth on the cover pages of this Schedule 13D reflect the fact that the Independent Directors (as defined in the Purchase Agreement, a copy of which is filed as Exhibit 7.01 to the THL 13D and incorporated herein by reference) elected to accrue dividends on the Series B Stock and Series B-1 Stock for each quarter for which shares of such Series B Stock and Series B-1 Stock were outstanding concluded prior to date hereof (the “Accrual Period”), the most recent of which ended December 21, 2010 pursuant to the terms of the Series B Certificate and the Series B-1 Certificate.  Such accruals have without any action of any Reporting Person increased the number of shares of Common Stock into which the Series B Stock are convertible pursuant to the terms of the Series B Certificate.  Such accrual did not involve the Reporting Persons’ use of any funds or other consideration.

    The THL Parties own the other 485,000 shares (98%) of Series B Stock, which as (ii) December 21, 2010, are convertible into 278,976,200 shares of Common Stock.

    As of December 21, 2010, the GS Group may be deemed to beneficially own 152,717 shares of Series B-1 Preferred Stock, which are convertible into approximately 152,717 shares of Series D Preferred Stock, and are reported as beneficially owned by Goldman Sachs in their Schedule 13D filed on April 4, 2008. These shares are, when not held by Goldman Sachs or its affiliates, as of December 21, 2010, subject to certain limitations, convertible into 152,717,228 shares of Common Stock.

    As a result of the matters described in Item 4 and Item 6 of this Amendment No. 1 and the Original Schedule 13D, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act, with the THL Parties and Goldman Sachs. The Reporting Persons disclaim beneficial ownership of the securities held by the THL Parties and Goldman Sachs. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of stock beneficially owned by the THL Parties or Goldman Sachs for purposes of Section 13(d) of the Act or for any other purpose.

    (b)

    Pursuant to the 2009 Letter Agreement, SPCP has appointed Equity Fund as proxy, with the full power of substitution and authorized Equity Fund to vote all of their shares of Series B Stock acquired pursuant to the 2009 Letter Agreement and any shares into which such shares are converted (the "Transferred Shares"), in such manner as the other Series B Stock, and any shares into which such shares are converted, held by the THL Funds are voted (the “Proxy”).  Additionally, pursuant to the 2009 Letter Agreement, SPCP and the THL Funds have agreed that SPCP may not sell or transfer any Transferred Shares unless the THL Funds sell or transfer any Series B Stock or common shares into which such shares are converted to an unaffiliated third party, then SPCP shall sell or transfer, in the same transaction and on the same terms and conditions, a number of Transferred Shares equal to the number of shares being sold or transferred by the THL Funds multiplied by the Applicable Percentage (the “Co-Exit Rights”).4

Concurrently with entry into the Recapitalization Agreement, SPCP and the THL Parties thereto entered into a letter agreement (the “Amendment Letter”) amending the terms of the 2009 Letter Agreement in part to terminate the provisions relating to the Proxy and the Co-Exit Rights following the nine (9) month anniversary of the Closing Date.  The Amendment Letter will terminate if the Recapitalization Agreement is terminated prior to the Closing Date.  A copy of the Amendment Letter is filed as Exhibit 7.19 to the THL 13D/A and incorporated by reference herein.  The Proxy and Co-Exit Rights were also in the original Silver Point Letter Agreement.

4 The Applicable Percentage shall be 2.062%, provided, however, if the THL Funds or their affiliates acquire additional shares of Series B Stock, the Applicable Percentage will be adjusted, with the resulting Applicable Percentage being equal to the total number of shares of common stock that have been received or may be received upon conversion of the Series B Stock held by the Silver Point Fund and the Silver Point Offshore Fund divided by the total number of shares of common stock that have been received or may be received upon conversion of the Series B Stock held by the THL Funds and their affiliates.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 4 are incorporated by reference herein.

Item 6 of the Schedule 13D is hereby amended by adding the following sentence to the end of the third paragraph thereof:

The Recapitalization Agreement amended certain terms of the Shareholders’ Agreement including termination of SPCP’s being a party to the agreement as of the nine month anniversary of the Closing Date.  Such amendments are subject to and conditional on the closing of the transactions contemplated by the Recapitalization Agreement.

Item 6 of the Schedule 13D is hereby amended by adding in the following sentence to the end of the fourth paragraph thereof:

The Recapitalization Agreement amended certain terms of the Registration Rights Agreement to increase the number of “Demand Registrations” (as defined in the Registration Rights Agreement) and to include the Recapitalization Shares in the definition of “Registration Securities” (as defined in the Registration Rights Agreement).  Such amendments are subject to and conditional on the closing of the transactions contemplated by the Recapitalization Agreement.

Item 7.  Material to be filed as Exhibits

EXHIBIT 7.01

Joint Filing Agreement, dated March 9, 2011

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   March 9, 2011

SILVER POINT CAPITAL, L.P.
By:	Silver Point Capital Management, LLC, its general partner

By:	/s/ Frederick H. Fogel
Name: Frederick H. Fogel
Title: Authorized Signatory

SILVER POINT CAPITAL MANAGEMENT, LLC

By:	/s/ Frederick H. Fogel
Name: Frederick H. Fogel
Title: Authorized Signatory

EDWARD A MULÉ /s/ Edward A. Mulé
ROBERT J. O'SHEA /s/ Robert J. O'Shea

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  March 9, 2011

Silver Point Capital, L.P.

By:	/s/ Frederick H. Fogel

Name:	Frederick H. Fogel

Its:	Authorized Signatory

Silver Point Capital Management, LLC

By:	Frederick H. Fogel

Its:	Authorized Signatory

/s/ Edward A. Mulé Edward A. Mulé, individually

/s/ Robert J. O'Shea Robert J. O'Shea, individually